a2a
energie in comune

RECEIVED
2009 SEP -9 A 6:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

09046905

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

September 3, 2009

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

a2a

FILE NO. 82-4911

PRESS RELEASE

A2A SIGNS WITH THE MONTENEGRO GOVERNMENT THE AGREEMENT FOR ACQUISITION OF THE CAPITAL OF EPCG AS INDUSTRIAL PARTNER

Podgorica, 3rd September 2009 – As a result of the invitation to tender conducted by the Government of Montenegro, the top management of A2A and the Minister of Economy of Montenegro **Branko Vujović**, in the presence of the Prime Minister of Montenegro **Milo Djukanović** signed today in Podgorica the contract of purchase by the A2A Group of 18% of the Montenegrin State Energy company EPCG. A2A will acquire half of this participation from the Montenegrin Government and the other half by means of the underwriting of an increase in capital reserved for them.

"This is for us a large operation which makes us proud and will give us much satisfaction - stated the General Manager **Renato Ravanelli –** A2A today is no longer a national player but is now a protagonist in Europe. In particular, this acquisition will open a door for us to the East. The importance of this operation is shown as well by the presence of the Prime Minister of Montenegro Djukanović, since EPCG is the largest industry in Montenegro".

The cost for this operation is approx. €192 million, equal to €8.4 per share out of a total number of shares of 23 million.

With the awarding of this quota, A2A, that at present holds 17% of the capital, (equal to 16% as a result of the previously mentioned increase in capital) shall arrive at a holding in the Montenegrin company over 34% of the capital.

The terms of the contract signed today provide furthermore for the commitment of A2A to purchase at the same price of €8.4 per share the remaining shares owned by minor shareholders. If all minor shareholders sell their shares, A2A shall arrive at a holding of 45% of the capital of EPCG, with a further maximum payment equal to €115 million. As agreed with the Government of Montenegro, it is also agreed that A2A shall assume the management of EPCG in a capacity of industrial partner. Once the fixed objectives of managerial performance have been reached, the contract allows for the passing to A2A of the majority share capital in 2015.

The completion of the operation is expected to be by 30th September 2009.

As a result of this operation, A2A shall become a strategic industrial partner of EPCG and shall contribute to the development of production and distribution of the electrical sector, not only for Montenegro, but also for the entire Balkan region.

EPCG is active in the entire energetic range: production, distribution, and sale of electrical energy. The first electric operator in the Republic of Montenegro, EPCG runs a thermoelectric plant, two hydroelectric plants and seven small hydro's, with installed overall capacity of 868 MW, of which 76% is of renewable source. Thanks to approx. 19 thousand km of distribution network the company supplies more than 300 thousand users,
Furthermore, EPCG is active in construction, repair and maintenance of plant.

Montenegro represents a significant potential for the production of hydroelectric energy. The project of submarine interconnection with Italy, together with the projects planned for the construction of numerous plants would permit the importing to Italy of renewable source energy.

A2A has been assisted throughout all phases of the operation by Mediobanca - Banca di Credito Finanziario and by the legal studios Cleary Gottlieb and Morri and Associates.

Contacts:
Media Relations
Tel. 02 7720.4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. 02 7720.3879 - ir@a2a.eu
www.a2a.eu